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                             November 12, 2021

       Eric Chen
       Chief Executive Officer and Chief Financial Officer
       AIB Acquisition Corporation
       875 3rd Avenue, Suite M204A
       New York, New York, 10022

                                                        Re: AIB Acquisition
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed October 29,
2021
                                                            File No. 333-260594

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed October 29, 2021

       Capitalization, page 64

   1.                                                   We have reviewed your
response to comment 11. Expand footnote (3) to the
                                                        capitalization table to
disclose that the redemption amount may increase if you extend the period of time to
consummate a business combination. Provide details of the extension periods and quantify
the redemption amount assuming the extensions are exercised.
   2. We have reviewed the revisions made in response to comment 12. It appears that the as adjusted amount for
your Class A ordinary shares was inadvertently placed on the preferred stock line
item. Revise as necessary or tell us why your presentation is appropriate.

                                                        You may contact Yong
Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
 Eric Chen
AIB Acquisition Corporation
November 12, 2021
Page 2

Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameEric Chen
                                                           Division of
Corporation Finance
Comapany NameAIB Acquisition Corporation
                                                           Office of Energy &
Transportation
November 12, 2021 Page 2
cc:       Jessica Yuan, Esq.
FirstName LastName